EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	24 Weeks Ended
	6/12/10	6/13/09
Earnings:
Income before income taxes	$3,701	$3,751
Unconsolidated affiliates interests, net	22	(144)
Amortization of capitalized interest	2	2
Interest expense(a)	326	199
Interest portion of rent expense(b)	67	58

Earnings available for fixed charges	$4,118	$3,866

Fixed Charges:
Interest expense(a)	$326	$199
Capitalized interest	3	2
Interest portion of rent expense(b)	67	58

Total fixed charges	$396	$259

Ratio of Earnings to Fixed Charges(c)	10.41	14.96

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.

(b)	One-third of net rent expense is the portion deemed representative of the interest factor.

(c)	Based on unrounded amounts.